EXHIBIT 99.1

Eupraxia Pharmaceuticals Reports 52-Week Data from the Highest Dose Cohort of EP-104GI in its Ongoing Phase 1b/2a RESOLVE Trial for the Treatment of Eosinophilic Esophagitis

  The highest dose group of EP-104GI (Cohort 9) demonstrated durability of symptom responses out to 52 weeks, with 66% of patients (2 of 3) maintaining clinical remission1
  The second highest dose group of EP-104GI (Cohort 8b) continued to show meaningful histologic reduction in inflammation and fibrosis with Stage –0.26 and Grade –0.27 in EoEHSS at 36 weeks
  The Cohort 8b and Cohort 9 responses are consistent with clinical and histologic responses seen across all cohorts analyzed to date; in total, 9 of 14 patients (64%) have remained in clinical remission 52 weeks after receiving a single administration of EP-104GI

VANCOUVER, British Columbia, Sept. 30, 2026 (GLOBE NEWSWIRE) -- Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, today announced updated clinical data from the Phase 1b/2a RESOLVE study highlighting the long duration of response, high remission rates and tolerability of EP-104GI for the treatment of Eosinophilic Esophagitis (“EoE”).

“The 52-week and 36-week data from the highest dosing cohorts of the Phase 1b/2a RESOLVE trial further strengthen the observed durable treatment effects of EP-104GI in EoE patients,” said Dr. James Helliwell, Chief Executive Officer of Eupraxia. “In total, we have observed 64% of patients remaining in clinical remission over this 52-week period in addition to clinically meaningful histologic improvements. If achieved, an annual dosing regimen could align well with ACG Guidelines supporting routine endoscopic monitoring of EoE patients.”

“These encouraging efficacy and durability data suggest that EP-104GI may have the potential to treat patients suffering with EoE with a single annual dose,” said Dr. Jeymi Tambiah, Chief Medical Officer of Eupraxia. “We have not observed any treatment-related Serious Adverse Events (SAEs) to date or adverse events related to corticosteroid exposure, such as abnormal changes to glucose levels. Oropharyngeal Candidiasis has not been observed in any of the 10 cohorts to date.”

Key New Findings from the RESOLVE Phase 1b/2a Trial

Symptom Response and Clinical Remission as Measured by SDI

Symptom response is measured in the open-label portion of the RESOLVE study using the Straumann Dysphagia Index (SDI), a measure of both frequency and intensity of dysphagia on a 10-point scale (ranging from 0-9). A reduction compared to baseline in the SDI of at least 3 points is defined as clinical remission1.

Newly reported data include the following:

  In Cohort 8b n=4 (20 x 6 mg dose), which was distinguished for Cohort 8 by employing an improved injection technique, the mean reduction in SDI at 36 weeks was 3.3
  In Cohort 9 n=3 (20 x 8 mg dose), the mean reduction in SDI at 36 and 52 weeks was 3.0 at both timepoints

In total, the clinical remission rates across cohorts 5-9 (the cohorts for patients who are followed up to 52 weeks) are:

  At 12 weeks, 53% (10/19) of patients achieved clinical remission
  At 24 weeks, 78% (14/18) of patients maintained clinical remission
  At 36 weeks, 61% (11/18) of patients maintained clinical remission
  At 52 weeks, 64% (9/14) of patients maintained clinical remission

The clinical remission across these dose cohorts is illustrated in the figure below.

Figure 1 - Patient SDI Clinical Remission Rates from baseline to 52 weeks in Cohorts 5-9 of the Phase 1b/2a portion of the RESOLVE trial. Chart includes only patients that have been followed for 52 weeks.

Tissue Health Outcomes as Measured by Eosinophilic Esophagitis Histology Scoring System (EoEHSS)

EoEHSS is a standardized scale used to estimate esophageal tissue damage in EoE patients. EoEHSS measures both grade (severity) and stage (extent) of inflammatory and fibrotic features of the disease from biopsies.

In the Phase 1b/2a portion of the RESOLVE trial, EoEHSS data were measured on all cohorts at baseline, week-4, week-12, and for patients in Cohorts 5-9 at week 36. Week 36 is the last timepoint at which histologic measurements are made in the study.

New data were reported for Cohort 8b (20 x 6 mg dose). The mean EoEHSS Stage and Grade reductions at week 36 were -0.26 (SD=0.13) and -0.27 (SD=0.20).

Figure 2 - Mean change in EoEHSS from baseline at 4, 12 and 36 weeks for Cohorts 5-8 in the Phase 1b/2a portion of the RESOLVE trial.

Safety and Tolerability Reported to Date in the Phase 1b/2a RESOLVE Study

  No treatment-emergent or procedure related SAEs.
  No cases of oropharyngeal candidiasis, a commonly reported adverse event associated with the use of swallowed steroids, have been reported.
  No cases of adrenal insufficiency or glucose derangement.
  EP-104GI has been generally well tolerated at all dose levels, including the highest dose of 8 mg/site at 20 injection sites (Cohort 9).

An updated summary of the above and previously announced clinical trial results is posted in the Investor Section of the Eupraxia Pharmaceuticals website and can be found here.

About the RESOLVE Trial

The Phase 1b/2a portion of the RESOLVE trial is a multicenter, open-label, dose-escalation study evaluating the safety, tolerability, pharmacokinetics, and efficacy of EP-104GI in adults with a history of confirmed active EoE. The treatment is administered as a single dose via 4 to 20 esophageal wall injections, with dose escalations modifying either the dose per site and/or the number of sites. Patients were followed for up to 24 weeks in Cohorts 1-4 (4x1mg, 8x1mg, 8x2.5mg and 12x2.5mg) or 52 weeks in Cohorts 5-9 (12x4mg, 16x4mg, 20x4mg, 20x6mg and 20x8mg). Eupraxia plans to disclose additional data from the open-label Phase 1b/2a portion of the RESOLVE trial in the coming months.

The Phase 2b portion of the RESOLVE trial, a randomized placebo-controlled study of EP-104GI, is currently recruiting both the 120mg (20x6mg) and 160mg (20x8mg) doses. The interim data from the Phase 2b portion of the RESOLVE trial are expected in December 2026.

Notes
1 Karpf et al. (2024) Digestive Diseases and Sciences. 69(10):3853-3862

About Eosinophilic Esophagitis (EoE)
EoE is an inflammatory-mediated disease in which white blood cells migrate into and become trapped in the esophagus, creating pain and difficulty with swallowing food. According to market research from Clearview Healthcare Partners, EoE affects more than 450,000 people in the United States and has been identified by the American Gastroenterological Association as rapidly increasing in both incidence and prevalence. Impacts from both symptoms and interventions frequently lead to mental health issues, compounding the disease burden of EoE for both the healthcare system and the individual.

About Eupraxia Pharmaceuticals Inc.
Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the Diffusphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia's Diffusphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

Eupraxia's EP-104GI is currently in a Phase 1b/2 trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

Notice Regarding Forward-Looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “suggests”, “indicates”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes”, “potential” or variations (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the interpretation of data from the RESOLVE trial, including symptom response, clinical remission, tissue health, the durability of treatment effects and the potential for annual dosing; the Company’s expected timing of reporting additional data from the RESOLVE trial, including the Phase 2b portion thereof; the Company's product candidates, including their expected benefits with respect to safety, tolerability, efficacy and duration of effect and their potential use in therapeutic areas beyond pain and inflammatory gastrointestinal disease; the expectations regarding the advancement of the Company’s product candidates through clinical development; the results of clinical trials of the Company's product candidates; the potential for the Company’s technology to impact the drug delivery process; the potential market opportunity for the Company’s product candidates; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the possibility that the Company could lose license rights that are important to its business; the possibility that the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the possibility that the Company's technology may not be successful for its intended use; the fact that the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the possibility that the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the possibility that the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the possibility that the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the fact that the Company completely relies on third parties to provide supplies and inputs required for its product candidates and services; the potential impact of tariffs on the cost of the Company’s active pharmaceutical ingredients and clinical supplies of EP-104GI; the fact that the Company relies on external contract research organizations to provide clinical and non-clinical research services; the possibility that the Company may not be able to successfully execute its business strategy; the fact that the Company will require additional financing, which may not be available; the fact that any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

James Meikle, Eupraxia Pharmaceuticals Inc.
236-330-7084
jmeikle@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617-283-2856
kgardner@lifesciadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.

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